Exhibit 11.1
Redwood Trust, Inc.
Computation of Per Share Earnings

	Twelve Months	Twelve Months	Twelve Months
	Ended	Ended	Ended
	December 31, 2003	December 31, 2002	December 31, 2001

Basic:
Average common shares outstanding	17,759,346	15,177,449	10,163,581

Total	17,759,346	15,177,449	10,163,581

Net Income	$131,713,361	$53,893,217	$30,162,747

Per Share Amount	$7.42	$3.55	$2.97

Diluted:
Average common shares outstanding	17,759,346	15,177,449	10,163,581
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	827,303	481,174	311,183

Total	18,586,649	15,658,623	10,474,764

Net Income	$131,713,361	$53,893,217	$30,162,747

Per Share Amount	$7.09	$3.44	$2.88